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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.35)

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                                   HEI, Inc.
                           (Name of Subject Company)

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                             FANT INDUSTRIES INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                                   404160103
                     (CUSIP Number of Class of Securities)

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                                ANTHONY J. FANT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                           TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                  Copies To:

                             MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                            NEW YORK, NY 10048-0557
                           TELEPHONE: (212) 839-5546

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.35.



ITEM 11) MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a)(56)    Press release, dated August 27, 1998.






                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1998

                                   FANT INDUSTRIES INC.

                                   By:/s/ Anthony J. Fant
                                      -------------------------------------
                                      Anthony J. Fant
                                      President and Chief Executive Officer
                                      Fant Industries Inc.


                                   /s/ Anthony J. Fant
                                   ----------------------------------------
                                   Anthony J. Fant